SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

STONE MOUNTAIN RESOURCES, INC.
 (Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Jinhua City Industrial Zone
Jinhua City
Zhejiang Province
People’s Republic of China
321016
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Excelvantage Group Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
12,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
12,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.12%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Stone Mountain Resources, Inc., a Nevada Corporation (the “Issuer”).  The telephone number is (86-579)8223-9588 and the fax number is (86-579) 8223-9788.

This Schedule 13D relates the Share Exchange Agreement between Stone Mountain Resources, Inc., Continental Development Limited and Excelvantage Group Limited  and pursuant to which 60.12% of the outstanding common shares of the Stone Mountain Resources, Inc., or 12,000,000 shares of common stock of Stone Mountain Resources, Inc. was issued to Excelvantage Group Limited (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The name of the person filing this Schedule 13D is Excelvantage Group Limited, a British Virgin IslandscCompany (the “Reporting Person”).

(b)	The address of Excelvantage Group Limited is Excelvantage Group Limited c/o Ho Man Tim, Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, People’s Republic of China, Postal Code 321016.

(c)
Excelvantage Group Limited owns 100% of Continental Development Limited which is a wholly owned subsidiary of the Issuer. The principal business address for Excelvantage Group Limited is Excelvantage Group Limited, c/o Ho Man Tim, Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, People’s Republic of China, Postal Code 321016.

(d)(e)
During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Excelvantage Group Limited is a British Virgin Islands company.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

12,000,000 shares of common stock of the Issuer were issued to Excelvantage Group Limited

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was a private sale by the former majority and sole shareholder of the Issuer.  The purpose of the Agreement was for the Reporting Person to acquire the majority of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 12,000,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 60.12% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Share Exchange Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Share Exchange Agreement between and was filed pursuant to a Current Report on Form 8-K filed with the SEC on July 6, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2007                                                                Signature:

/s/ Ho Man Tim
                              EXCELVANTAGE GROUP LIMITED